                                                                    EXHIBIT 99.1

Investor Relations Contacts:
Roni Gavrielov                      Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations        KCSA Strategic Communications
+972-3-516-7620                     212-896-1249/212-896-1236
roni@km-ir.co.il                    jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                      REPORTS SECOND QUARTER 2009 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, AUGUST 13, 2009 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the second quarter ended June 30, 2009.

     For the quarter ended June 30, 2009, revenues were $35.2 million, compared with revenues of $37.1 million for the same period in 2008. The decrease in revenues was mainly due to the decrease in the value of the Euro versus the US dollar between the comparable quarters. Gross profit for the quarter was $19.0 million, or 53.8% of revenues, compared with gross profit of $20.1 million, or
54.3% of revenues for the same period last year.

     For the quarter ended June 30, 2009, operating income increased by 25.0% to
$4.1 million, or 11.6% of revenues, compared with operating income of $3.3 million, or 8.8% of revenues for the same period last year. Net income for the quarter increased by 39.1% to $3.9 million compared with net income of $2.8 million for the comparable period in 2008. Net income attributable to Shamir's shareholders was $0.22 per diluted share, compared with $0.16 per diluted share for the same period in 2008

     For the quarter ended June 30, 2009, excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets and compensation to the Company's former chief executive officers, operating income increased by 22.5% to $4.8 million, or 13.6% of revenues, compared with operating income of $3.9 million, or 10.5% of revenues, for the same period last year.

     Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets and compensation to the Company's former chief executive officers, net of tax, net income attributable to Shamir's shareholders for the quarter was $4.3 million, or $0.26 per diluted share, compared with net income of $3.2 million, or $0.19 per diluted share for the same period last year.

     The reconciliation of GAAP operating income and GAAP net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of June 30, 2009, the Company had cash and cash equivalents, including short-term investments of $27.4 million.

     Commenting on the results, Amos Netzer, Chief Executive Officer of Shamir, said, "During the past few years, Shamir has worked diligently, not only to expand our geographic footprint, but also to improve our manufacturing capabilities and solidify and expand our sales and marketing capabilities. The positive effect of these efforts is reflected in our favorable results for the second quarter. In Europe, we generated improved sales and operating results and our operations in the United States continued to perform well."

SHAMIR / PAGE 2

     Mr. Netzer added, "To support our long range goals of expanding our selling and manufacturing capabilities, in July 2009 we increased our ownership in our lab in Thailand from 40.4% to 51%. We are very encouraged with the performance of our investment in Thailand and are pleased to have been able to increase our ownership in the subsidiary."

     Mr. Netzer concluded, "In terms of our overall strategy, we continue to maintain a strong balance between investing in long-term growth and monitoring operational expenses, which helped us achieve positive performance thus far this year. However, due to the uncertainty in the global economic landscape and the remaining challenges, our visibility for the second half of 2009 is unclear."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 11:00 a.m. today to discuss second quarter results. To participate in the call, please dial 888-562-3356
(U.S. and Canada) or 973-582-2700 (International). The conference ID for this event is 23500382. For those unable to participate there will be replay available from 12:00 p.m. EDT on August 13, 2009 through 11:59 p.m. EDT, August
20, 2009. Please call: 800-642-1687 (U.S. and Canada) 706-645-9291
(International). The ID code for the replay is 23500382.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, compensation to the former Chief Executive
Officers and amortization of intangible assets, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              As of December 31,  As of June 30,
                                                                  ---------         ---------
                                                                    2008              2009
                                                                  ---------         ---------
                                                                                   (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                         $  18,276         $  12,862
Short-term investment                                                 7,187            14,499
Trade receivables (1)                                                30,331            34,469
Other receivables and prepaid expenses                                8,469             8,150
Inventory                                                            26,063            25,395
                                                                  ---------         ---------
   TOTAL CURRENT ASSETS                                              90,326            95,375

LONG-TERM INVESTMENTS:
Severance pay fund                                                    2,584             2,703
Long-term receivables                                                   813               417
Investments in affiliates                                             2,085             2,661
                                                                  ---------         ---------
   TOTAL LONG-TERM INVESTMENTS                                        5,482             5,781

PROPERTY, PLANT AND EQUIPMENT, NET                                   38,617            36,518
OTHER ASSETS                                                          5,902             5,334
GOODWILL                                                              9,169             9,583
                                                                  ---------         ---------
   TOTAL ASSETS                                                   $ 149,496         $ 152,591
                                                                  =========         =========

CURRENT LIABILITIES:
Short-term bank credit and loans                                  $  11,597         $  10,185
Current maturities of long-term loans                                10,403             6,398
Trade payables                                                        8,876            11,984
Accrued expenses and other liabilities                               11,680            13,158
                                                                  ---------         ---------
   TOTAL CURRENT LIABILITIES                                         42,556            41,725

LONG-TERM LIABILITIES:
Long-term loans                                                       9,800             7,270
Capital leases                                                        3,393             2,846
Accrued severance pay                                                 3,172             3,179
Other long-term liabilities                                             634               547
Deferred income taxes                                                 1,922             1,754
                                                                  ---------         ---------
   TOTAL LONG-TERM LIABILITIES                                       18,921            15,596

EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2008 and
June 30, 2009; Issued and outstanding: 16,423,740 shares
at December 31, 2008 and June 30, 2009                                   37                37
Additional paid-in capital                                           67,362            67,674
Accumulated other comprehensive income                               (2,637)           (1,890)
Retained earnings                                                    22,007            27,825
                                                                  ---------         ---------
   Total Shamir Optical Industry Ltd. Shareholders' equity           86,769            93,646
Non-controlling interests                                             1,250             1,624
                                                                  ---------         ---------
   TOTAL  EQUITY                                                     88,019            95,270
                                                                  ---------         ---------
   TOTAL LIABILITIES AND EQUITY                                   $ 149,496         $ 152,591
                                                                  =========         =========

(1)  Net of allowance for doubtful accounts of $ 2,159 and $ 2,451 as of
     December 31, 2008 and June 30, 2009, respectively.

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                 Three Months Ended June 30,      Six Months Ended June 30,
                                                  ------------------------        --------------------------
                                                   2008 (1)        2009            2008 (1)          2009
                                                  ---------      ---------        ---------        ---------
                                                 (Unaudited)    (Unaudited)      (Unaudited)      (Unaudited)

Revenues, net                                     $  37,055      $  35,234        $  75,053        $  69,154
Cost of revenues                                     16,949         16,273           34,174           32,338
                                                  ---------      ---------        ---------        ---------
Gross profit                                         20,106         18,961           40,879           36,816

Operating Expenses:
            Research and development costs              865            789            1,739            1,530
            Selling and marketing expenses           11,388         10,283           23,055           20,148
            General and administrative
            expenses                                  4,593          3,815            8,575            7,195
                                                  ---------      ---------        ---------        ---------
Total operating expenses                             16,846         14,887           33,369           28,873
                                                  ---------      ---------        ---------        ---------
Operating income                                      3,260          4,074            7,510            7,943

Financial expenses (income) and other, net              426           (931)             500              (98)
                                                  ---------      ---------        ---------        ---------
Income before taxes on income                         2,834          5,005            7,010            8,041
Taxes on income                                         127          1,184            1,684            2,051
                                                  ---------      ---------        ---------        ---------
Income after taxes on income                          2,707          3,821            5,326            5,990

Equity in earnings of affiliates, net                    15             34               25               61
                                                  ---------      ---------        ---------        ---------
Net income                                            2,722          3,855            5,351            6,051
Net income (loss) attributable to
non-controlling interests                               101            159             (162)             233
                                                  ---------      ---------        ---------        ---------
Net income attributable to Shamir Optical
Industry Ltd. Shareholders                        $   2,621      $   3,696        $   5,513        $   5,818
                                                  =========      =========        =========        =========

Net earnings per share:
            Basic                                 $    0.16      $    0.23        $    0.34        $    0.35
                                                  =========      =========        =========        =========
            Diluted                               $    0.16      $    0.22        $    0.33        $    0.35
                                                  =========      =========        =========        =========

Number of shares:
            Basic                                    16,424         16,424           16,424           16,424
            Dilutive                                 16,532         16,475           16,535           16,475

(1)  Amounts have been reclassified to reflect the implementation of SFAS No.
     160, Non-controlling Interests in Consolidated Financial Statements, an
     amendment of ARB No. 151.

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                          Three Months Ended June 30, Six Months Ended June 30,
                                                             ---------------------     ---------------------
                                                               2008        2009          2008        2009
                                                             ---------   ---------     ---------   ---------
                                                            (Unaudited) (Unaudited)   (Unaudited) (Unaudited)

Operating income                                             $   3,260   $   4,074     $   7,510   $   7,942

Non-GAAP adjustment:
     Stock based compensation                                     (274)       (165)         (548)       (312)
     Amortization of intangible assets                            (373)       (249)         (691)       (490)
     Compensation to former Chief Executive Officers                 -        (303)            -        (303)
                                                             ---------   ---------     ---------   ---------
Non-GAAP operating income                                    $   3,907   $   4,791     $   8,749   $   9,047
                                                             =========   =========     =========   =========

Net income attributable to Shamir Optical Industry Ltd.
Shareholders                                                 $   2,621   $   3,696     $   5,513   $   5,818

Non-GAAP adjustment:
     Stock based compensation                                     (274)       (165)         (548)       (312)
     Amortization of intangible assets, net                       (302)       (187)         (556)       (372)
     Compensation to former Chief Executive Officers, net            -        (227)            -        (227)
                                                             ---------   ---------     ---------   ---------
Non-GAAP net income attributable to Shamir Optical
Industry Ltd. Shareholders                                   $   3,197   $   4,275     $   6,617   $   6,729
                                                             =========   =========     =========   =========

Net earnings per share:
     Basic                                                   $    0.19   $    0.26     $    0.40   $    0.41
                                                             =========   =========     =========   =========
     Diluted                                                 $    0.19   $    0.26     $    0.40   $    0.41
                                                             =========   =========     =========   =========

Number of shares:
     Basic                                                      16,424      16,424        16,424      16,424
     Dilutive                                                   16,532      16,475        16,535      16,475